BD

L 25

SECU 04001557 MMISSION

Washington, I

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 20003

SEC MAIL PROCESSING RECEIVED JAN 29 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Grace Municipal Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Summerhill Road
(No. and Street)

Spotswood	New Jersey	08884
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Dirscherl (732)251 - 2460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. I. Grossman & Company
(Name – *if individual, state last, first, middle name*)

1496 Morris Avenue	Union	New Jersey	07083
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 09 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Dirscherl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Grace Municipal Securities Corporation, as of November 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]

Signature

Vice President

Title

Signed this 28th day Jan 2004

Micheline Madura

Notary Public

MICHELINE MADURA
Notary Public of New Jersey
Middlesex County
My Commission Expires November 20, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

NOVEMBER 30, 2003

WITH

INDEPENDENT AUDITORS' REPORT

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

TABLE OF CONTENTS

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the accompanying balance sheet of Sterling Grace Municipal Securities Corporation as at November 30, 2003, and the related statements of income, cash flows, changes in stockholders' equity and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Grace Municipal Securities Corporation as at November 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3, 4 and 5 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 15, 2004

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
BALANCE SHEET
AS AT NOVEMBER 30, 2003

ASSETS

Cash	$ 20,379
Market value of securities owned by firm	8,377,927
Accrued interest receivable	81,055
Interest receivable - Loan	14,493
Furniture and fixtures less accumulated depreciation of $51,324	-0-
Security deposits	3,170
Prepaid expenses	300
Accounts receivable	15,737
Loan receivable	86,000
Investment in NASD stock	72,700
TOTAL ASSETS	$8,671,761

LIABILITIES AND STOCKHOLDERS' EQUITY

Securities sold, not yet purchased, at market value		$ 82,328
Accrued expenses		77,387
Officer loan		200,000
Due to clearing organization		1,934,321
Income taxes payable		13,721
		2,307,757
Commitments		
Stockholders' equity:		
Common stock, no par value, 100 shares authorized, 96 issued and outstanding	$ 48,000	
Retained earnings	6,316,004	
Total stockholders' equity		6,364,004
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 8,671,761

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED NOVEMBER 30, 2003

Revenues:		
Trading		$1,673,403
Interest		719,451
Total revenues		2,392,854
General and administrative expenses:		
Payroll and employee benefits	$ 485,195	
Travel and entertainment	14,457	
Bank charges	629	
Telephone	8,254	
Rent	46,606	
Subscriptions	95,946	
Office expense	22,541	
Clearance charges	34,162	
Dues & fees	11,125	
Postage	3,036	
Interest	570,079	
Professional fees	32,790	
Insurance	1,730	
State franchise taxes	103	
Total general and administrative expenses		1,326,653
Income before income taxes		1,066,201
Income taxes:		
Federal	36,000	
State	14,000	
Total income taxes		50,000
Net income		$ 1,016,201

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2003

Cash flows from operating activities:		
Net income		$ 1,016,201
(Increase) decrease in:		
Market value of securities owned by firm	3,211,048	
Accrued interest receivable	135,900	
Accounts receivable	(14,011)	
Interest receivable	(6,342)	
Increase (decrease) in:		
Securities sold, not yet purchased	21,841	
Accrued expenses	(12,068)	
Income taxes payable	(5,428)	
Total adjustments		3,330,940
Net cash provided by operating activities		4,347,141
Cash flows from investing activities:		
Repayment to clearance organization		(4,308,838)
Cash flows from financing activities:		
Repayment of loan		(26,995)
Net increase in cash		11,308
Cash, beginning of year		9,071
Cash, end of year		$ 20,379

Supplemental disclosures of cash flow information

Cash paid for:

Income taxes	$ 55,428
Interest	$ 570,079

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED
NOVEMBER 30, 2003

	Common Stock	Retained Earnings	Stockholders' Equity
Balance, beginning of year	$48,000	$5,299,803	$5,347,803
Net income	______	1,016,201	1,016,201
Balance, end of year	$48,000	$6,316,004	$6,364,004

See accompanying notes and independent auditors' report.

STERLING GRACE MUNICIPAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED NOVEMBER 30, 2003

Subordinated liabilities - beginning of year	$ -0-
Increases	-0-
Subordinated liabilities - end of year	$ -0-

See accompanying notes and independent auditors' report.

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

RECEIVED JAN 29 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

We have audited the Focus Report Form X-17A-5 of Sterling Grace Municipal Securities Corporation as of November 30, 2003 and the related forms for the year then ended. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the forms referred to above were determined fairly in accordance with applicable instructions and forms that were in use at the time of such filings.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 15, 2004

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

[redacted]

Certified Public Accountants

M. I. GROSSMAN & COMPANY, L.L.C.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15C-3-3

Board of Directors
Sterling Grace Municipal Securities Corporation
100 Summerhill Road
Spotswood, NJ 08884

In planning and performing our audit of the financial statements of Sterling Grace Municipal Securities Corporation for the year ended November 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17A-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15C-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making quarterly securities examinations.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use

(cont'd...)

MORRIS I. GROSSMAN, CPA HENRY S. MILLIN, CPA JACK L. BOCK, CPA

1496 Morris Avenue, Union, New Jersey 07083

Tel: (908) 687-7740 E-Mail: migcpa@CYBERNEX.NET Fax: (908) 686-6043

[redacted]

or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

M. I. Grossman & Company

M. I. Grossman & Company, L.L.C.
Certified Public Accountants

January 15, 2004